UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Sequans Communications S.A.’s (the “Company”) board of directors (the “Board of Directors”) has convened an ordinary and extraordinary general shareholders’ meeting, in accordance with the provisions of French law and of our Company’s Articles of Incorporation and Bylaws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 25, 2021”:

Ordinary Matters

1.Approval of the statutory financial statements for the year ended December 31, 2020
2.    Approval of the consolidated accounts for the year ended December 31, 2020
3.    Appropriation of net loss for the year ended December 31, 2020
4.    Related party agreements within the scope of Article L. 225-38 of the French Commercial Code
5.    Approval of the compensation plan for non-executive directors
6.    Renewal of Mr. Georges Karam as director
7.    Renewal of Mr. Wesley Cummins as director
8.    Renewal of Mr. Zvi Slonimsky as director
9.    Acknowledgment of reconstitution of the company's capital
10.    Appointment of a second statutory auditor

Extraordinary Matters

11.    Decision within the scope of Article L. 225-248 of the French Commercial Code
12.    Issuance of stock subscription warrants to subscribe up to 980,000 ordinary shares (representing, to date, 245,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, Mr. Yves Maitre and Mr. Wesley Cummins; powers to be granted to the Board of Directors
13.    Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors
14.    Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class
15.    Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors
16.    Setting an overall ceiling of 5,000,000 ordinary shares (representing, to date, 1,250,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 13, 14 and 15 of this general shareholders’ meeting
17.    Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of € 2,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders
18.    Delegation of powers to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors
19.    Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees
20.    Powers and formalities

The Board of Directors recommends that you vote “FOR” proposals 1-18 and 20 and “AGAINST” proposal 19 reflected in the agenda items listed above.

Whether or not you plan to attend the ordinary general meeting and extraordinary meeting of shareholders in person, we urge you to vote your American Depositary Shares (ADS) by phone, via the internet or by signing, dating and returning the proxy card at your earliest convenience. Please see the proxy card for specific instructions on how to vote. If you sign and return the proxy card without other indication, your ADS will be voted:

• in favor of the resolutions corresponding to proposals 1-18 and 20, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution; and

• against the resolution corresponding to proposal 19, whether or not you specifically indicate an “AGAINST” vote, unless you abstain or vote for such resolutions.

If you do not return your proxy card, our depositary agreement with BNY Mellon allows the depositary to vote the shares underlying your ADS in accordance with the Board’s recommendation as described above.

French law classifies resolutions as either ordinary or extraordinary, depending on the subject. For resolutions submitted to an ordinary meeting, the quorum required for a valid meeting is 20% of outstanding shares (voting rights) and resolutions pass by a simple majority of shares present or represented. For resolutions submitted to an extraordinary meeting, the quorum required for a valid meeting is 25% of outstanding shares (voting rights) and resolutions pass by a two-thirds majority of shares present or represented.

    The resolutions corresponding to the agenda items listed above are set forth in the full “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 25, 2021” which is available on the Company’s website: http://www.sequans.com/investors/corporate-governance. The following is a summary of those resolutions.

*    *    *    *    *    *    *

ORDINARY MATTERS

PROPOSALS 1-3:     APPROVAL OF THE STATUTORY AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020; APPROPRIATION OF NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2020
The Board of Directors proposes that the shareholders approve the statutory and the consolidated financial statements of Sequans Communications S.A. The statutory financial statements reflect the financials of the parent company only in accordance with generally accepted accounting principles in France. The consolidated financial statements are the same as those included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2021.
The Board of Directors proposes that shareholders approve the allocation of net loss to negative retained earnings for the year ended December 31, 2020.
The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 4:        APPROVAL OF THE REPORT ON RELATED PARTY AGREEMENTS
The Board of Directors proposes that shareholders approve related party transactions in force at any time in 2021. These related party transactions, concerning the employment agreement with Georges Karam, Chairman and CEO, financing agreements with major shareholders, and a consulting agreement with one board member, are disclosed in the Company’s annual report on Form 20-F.

    The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 5:    APPROVAL OF THE COMPENSATION PLAN FOR NON-EXECUTIVE DIRECTORS
    The Board of Directors proposes that each non-executive director’s cash compensation for the coming year remain unchanged from last year:

–Basic directors’ fees                        US$ 20,000 per year, per director
–Special directors’ fees paid in consideration for a director’s chairing of/membership in committees
▪Member of the Audit Committee                    US$ 6,000 per year
▪Chair of the Audit Committee                    US$ 12,000 per year
▪Member of the Compensation Committee                US$ 4,500 per year
▪Chair of the Compensation Committee                US$ 9,000 per year
▪Member of the Nominating and Corporate Governance Committee    US$ 2,500 per year
▪Chair of the Nominating and Corporate Governance Committee    US$ 5,000 per year
A director may not be a member of more than two committees nor chair more than one committee.
Such payments shall not be made to directors prevented from receiving director remuneration by terms of their employment agreement.

        The Board of Directors requests that shareholders approve this proposal.

PROPOSALS 6-8:    PROPOSALS TO REAPPOINT AS DIRECTORS MR. GEORGES KARAM, MR. WESLEY CUMMINS AND MR. ZVI SLONIMSKY
The Board of Directors proposes Mr. Georges Karam, Mr. Wesley Cummins and Mr. Zvi Slonimsky to be renewed as members of the Board of Directors. If elected, Mr. Karam, Mr. Cummins and Mr. Slonimsky will each be appointed for a term of three years, which will expire at the conclusion of the ordinary general shareholders’ meeting that will be held in 2024.
Mr. Karam, Mr. Cummins and Mr. Slonimsky have already given notice that they would accept such positions.
    The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 9:     ACKNOWLEDGEMENT OF RECONSTITUTION OF THE COMPANY’S CAPITAL
The Board of Directors notes that in the ninth resolution adopted by the shareholders in their annual meeting on June 28, 2019 it had been acknowledged that the statutory net equity of the Company had become inferior to half of the statutory capital amount as of December 31, 2018, but resolved to continue the operations of the Company. Taking into consideration the capital increases of the Company which took place during the year ended December 31, 2020, the Board states that the statutory net equity position became equal to at least half of statutory capital as of December 14, 2020, thereby reconstituting the Company’s required minimum capital.
    The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 10: APPOINTMENT OF A SECOND STATUTORY AUDITOR

The Board of Directors notes that in 2020 the Company met two of the three criteria set forth in Article R. 233-16 of the French Commercial Code which means that it will have the obligation to prepare consolidated financial statements according to Article L. 233-17 of this Code. These criteria will be met in 2021 as well and therefore the consolidated financial statements are required to be audited by two statutory auditors working in collaboration. Accordingly, the Board of Directors proposes the appointment of the firm RSM Paris SAS, as second statutory auditor for the legally required term of six (6) years, which will conclude in 2027 following the meeting of shareholders convened to approve the financial statements for the year ending December 31, 2026.

The Board of Directors requests that shareholders approve this proposal.

EXTRAORDINARY MATTERS
PROPOSAL 11:     ACKNOWLEDGEMENT OF LOSS OF CAPITAL
The Board of Directors notes that as of December 31, 2020, the statutory net equity of the Company as presented in the financial statements that are the subject of Proposal 1 had fallen below half of the Company’s statutory nominal capital. The Board of Directors proposes that the Company continue in operations.
    The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 12:    ISSUANCE OF STOCK SUBSCRIPTION WARRANTS TO SUBSCRIBE UP TO 980,000 ORDINARY SHARES (REPRESENTING, TO DATE, 245,000 ADS)– ESTABLISHING THE CONDITIONS FOR EXERCISING THE STOCK WARRANTS AND ADOPTION OF AN ISSUANCE AGREEMENT - REVOCATION OF SHAREHOLDERS’ PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF MR. ALOK SHARMA, MR. RICHARD NOTTENBURG, MR. ZVI SLONIMSKY, MR. DOMINIQUE PITTELOUD, MR. HUBERT DE PESQUIDOUX, MR. YVES MAÎTRE AND MR. WESLEY CUMMINS
The Board of Directors proposes issuing 140,000 stock warrants (representing 35,000 ADS at the current share/ADS ratio) to each of the non-executive directors permitted to receive director compensation (i.e., a total of 980,000 stock warrants):

Beneficiaries	Stock Warrants	Total Subscription Price
Mr. Alok Sharma	140,000 stock warrants	€1
Mr. Zvi Slonimsky	140,000 stock warrants	€1
Mr. Dominique Pitteloud	140,000 stock warrants	€1
Mr. Hubert de Pesquidoux	140,000 stock warrants	€1
Mr. Yves Maître	140,000 stock warrants	€1
Mr. Richard Nottenburg	140,000 stock warrants	€1
Mr. Wesley Cummins	140,000 stock warrants	€1
Total	980,000 stock warrants	€7

The number of warrants proposed is based on a review of the equity compensation of members of the boards of directors of a selection of comparable companies.

The subscription price for each stock warrant will be set at €0.00000714, or a total of €1.00 per block of 140,000 warrants, and each warrant will confer the right to purchase one new ordinary share with a par value of €0.02 for a period of ten (10) years, with an exercise price equal to 1/4th the closing price of the Company’s ADSs on the NYSE on the issue date. Provided each non-executive director still holds the office of director or is a member of the board strategic advisory committee on the anniversary date, all of the stock warrants for which he subscribes may be exercised beginning on the first anniversary of the date they are granted by the ordinary and extraordinary general shareholders’ meeting.

Under French law, stock options may only be issued to employees. The legal form of instrument which may be issued to members of the Board of Directors or other non-employees is a warrant. Warrants may not be granted free of charge but must be purchased at issuance at a set subscription price.

    The Board of Directors requests that shareholders approve this proposal.

PROPOSALS 13-16:    AUTHORIZATIONS TO BE GRANTED TO THE BOARD OF DIRECTORS TO ISSUE STOCK OPTIONS, STOCK SUBSCRIPTION WARRANTS AND RESTRICTED FREE SHARES

The Board of Directors proposes that this general shareholders’ meeting authorize the renewal of the system for granting stock options, and the creation of a system for granting restricted free shares, to the Company’s employees and/or senior corporate officers, as well as the employees of the Company’s subsidiaries, and the renewal of the system for granting stock subscription warrants to non-employee external partners.

The issuances of stock options, stock subscription warrants and restricted free shares will be subject to an overall ceiling of 5,000,000 new shares with a par value of €0.02.

Each stock option will be granted free of charge and will entitle the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten (10) years at a fixed exercise price, provided the beneficiary complies with the requirements for time spent with the Company or other vesting requirements. The exercise price will be equal to 1/4th the closing price of the Company’s ADSs on the NYSE on the date the stock options are granted by the Board of Directors.

Each restricted free share will be granted free of charge and will permit the beneficiary thereof to acquire one new ordinary share with a par value of €0.02, provided the beneficiary complies with the requirements for time spent with the Company or other vesting requirements.

Stock subscription warrants may be granted to the Company’s non-employee external partners (independent consultants, etc.) who contribute to the Company’s expansion and success, and must be subscribed by the beneficiary at a price of €0.01 per warrant at the time of grant. The stock subscription warrant then entitles the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten (10) years at a fixed exercise price. The exercise price will be equal to 1/4th the closing price of the Company’s ADSs on the NYSE on the date the stock subscriptions warrants are granted by the Board of Directors.

The authorization to the Board of Directors to grant stock options and restricted free shares will terminate thirty-eight (38) months after the date of the authorization granted by this general shareholders’ meeting. The authorization to the Board of Directors to grant stock subscription warrants will terminate eighteen (18) months after of the date of the authorization granted by this general shareholders’ meeting. These periods are the maximum allowed under French law.

    The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 17:    DELEGATION OF AUTHORITY GRANTED TO THE BOARD OF DIRECTORS TO CARRY OUT ONE OR MORE CAPITAL INCREASES UP TO A MAXIMUM NOMINAL AMOUNT OF € 2,000,000 BY ISSUING SHARES AND/OR SECURITIES THAT CONFER RIGHTS TO THE COMPANY’S EQUITY AND/OR SECURITIES THAT CONFER THE RIGHT TO AN ALLOTMENT OF DEBT SECURITIES, RESERVED TO SPECIFIC CLASSES OF PERSONS, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH CLASSES, AND TO AMEND THE TERMS OF ANY DEBT SECURITIES ISSUED UNDER THIS OR PRIOR DELEGATIONS AUTHORIZED BY THE SHAREHOLDERS
The Board of Directors proposes that it be granted a delegation of authority to increase capital of the Company up to a maximum limit equivalent to 100,000,000 ordinary shares (currently the equivalent of 25,000,000 ADSs) in order to be able to effect one or more transactions such as acquisitions, asset purchases or financing. Pursuant to this delegation of authority, the duration of which would be set at eighteen (18) months, the maximum allowed by French law, the Board of Directors would be authorized to decide to increase the Company’s capital, on one or more occasions, at opportune times, by issuing ordinary shares or securities that confer equity rights or securities that confer the right to an allotment of equity rights. The Board would also have the right to amend convertible debt agreements which were issued under the authority granted by this or any prior shareholder meeting.

The maximum nominal amount of capital increases that may be carried out pursuant to this delegation of authority would be €2,000,000 (or the equivalent of this amount in any other currency that is legal tender), and the maximum nominal amount of convertible debt that may be issued would be set at €50,000,000 (or the equivalent thereof in any foreign currency).

The issue prices of the securities that may be issued pursuant to this delegation of authority will be set in accordance with market practices such as, for example, by reference to the price quoted on the NYSE.

    The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 18:    DELEGATION OF AUTHORITY TO BOARD OF DIRECTORS TO PROCEED TO A REDUCTION OF THE SHARE CAPITAL BY WAY OF INCORPORATION OF LOSSES INTO CAPITAL, WITH TERMS AND TIMING TO BE DECIDED BY THE BOARD OF DIRECTORS
As a potential means to ensure compliance with French minimum equity requirements, the Board of Directors proposes that it be granted a delegation of authority to effect an incorporation of losses into capital, in the event that the Company increases its equity such that this is possible

    The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 19:    AUTHORITY TO BE DELEGATED TO THE BOARD OF DIRECTORS TO DECIDE TO INCREASE STATED CAPITAL BY ISSUING SHARES RESERVED FOR EMPLOYEES, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH EMPLOYEES
Article L. 225-129-6 of the French Commercial Code provides: “At the time of any decision to increase stated capital in consideration for cash contributions, except if the capital increase results from a prior issue of securities that confer equity rights, an extraordinary general meeting shall vote on a draft resolution proposing a capital increase carried out in accordance with the requirements of Articles L. 3332-18 to L. 3332-24 of the French Labor Code.”

In order to comply with these legal provisions, the Board of Directors notes that as a result of the capital authorization proposals described above being submitted to an extraordinary general shareholders’ meeting, the Board of Directors is required to submit to said general shareholders’ meeting a proposal to carry out a capital increase for cash reserved to the Company’s employees, even though the Board of Directors is already proposing stock option and restricted share plans for the benefit of the Company’s employees.

The Board of Directors therefore proposes that the general shareholders’ meeting delegate to the Board of Directors its authority to decide to increase stated capital, on one or more occasions, up to a maximum of 3% of stated capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more employee savings plans (or any other membership plan for which applicable statutory and regulatory provisions permit reserving a capital increase under equivalent conditions) that may be set up within all or some of the French and foreign companies within the Company’s consolidation scope or combination of accounts, with the right to subdelegate such authority in accordance with legal requirements.

The duration of this delegation of authority would be set at eighteen (18) months.

The issue price of the new shares or securities that confer equity rights would be determined in accordance with applicable statutory and regulatory requirements.

The Board of Directors is not in favor of the adoption of this proposal since other proposals already provide mechanisms for employee share ownership. The Board of Directors requests that shareholders DO NOT approve this proposal.

PROPOSAL 20:    POWERS AND FORMALITIES
The Board of Directors proposes that the general shareholders’ meeting grant full powers to the bearer of the original, an excerpt or a copy of the minutes from such meeting for the purpose of performing all publication, filing and other formalities.

    The Board of Directors requests that shareholders approve this proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: May 25, 2021	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 25, 2021

99.2	Sample proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 25, 2021